Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Howard L. Meyers

215.963.5536

hmeyers@morganlewis.com

January 27, 2006

SENT BY FAX AND EDGAR

Gary Newberry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Buckeye Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 14, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed August 3, 2005
File No. 1-09356

Dear Mr. Newberry:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Robert B. Wallace, Senior Vice President – Finance and Chief Financial Officer of Buckeye GP LLC (the “General Partner”), the general partner of Buckeye Partners, L.P. (the “Registrant”), dated December 29, 2005, with respect to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004 and its Form 10-Q for the fiscal quarter ended June 30, 2005.  We have been authorized by the General Partner to provide the responses contained in this letter on behalf of the Registrant.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.                                       The revenue table presented indicates that terminalling, storage and rentals provided over 10% of your total revenues.  Tell us the facts and circumstances you considered to determine that this item is not a reportable operating segment under Statement of Financial Accounting Standards (SFAS) 131, paragraph 18.

Overview

Beginning in the fourth quarter of 2004 and continuing throughout 2005, the Registrant’s business has evolved significantly.  In October 2004, the Registrant purchased five pipeline systems and 24 petroleum products terminals from affiliates of Shell Oil Products, US. The Registrant purchased another pipeline system and four terminals from affiliates of ExxonMobil Corporation in May 2005, and one additional terminal from Atlas Oil Company in December 2005.  Throughout 2005, the Registrant worked to integrate these new assets and their accompanying control systems into its integrated field operations.  As discussed below, the changing composition of the Registrant’s overall concentration of revenue-generating assets, including the growth in its terminal business, has been reflected in a series of changes to the Registrant’s approach to analyzing the operating and financial performance of its business.

As a result, it has become apparent to the Registrant that the cumulative impact of the changes in the Registrant’s business has made it appropriate for the Registrant to report its results of operations for the year ended December 31, 2005 (“fiscal 2005”) based on separate reportable segments.  Accordingly, the Registrant is currently preparing its Form 10-K for fiscal 2005 to reflect reportable segments, and intends to report its results on a similar basis in future periods.

Previous Determinations

Management believes that all of its operations were appropriately included in a single reportable and operating segment for all periods prior to fiscal 2005 (the “Prior Periods”).  During the Prior Periods, the composition of the Registrant’s assets and the manner in which it analyzed and managed its business had not yet experienced the full impact of the cumulative changes that has resulted in the conclusion to show separate reportable segments for fiscal 2005 and future periods.  Management’s determination regarding the Prior Periods was reached by applying the criteria established by Statement of Financial Accounting Standards No. 131 – “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.               that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b.              the operating results of which are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,

c.               for which discrete financial information is available.

The Registrant has concluded that the operating results of its terminalling, storage and rental operations were not regularly reviewed by the enterprise’s chief operating decision maker throughout the Prior Periods to make decisions about resources to be allocated to such activities and assess their performance, thus not satisfying criterion b. of Paragraph 10 of SFAS 131.

Background

For the reasons set forth below, the Registrant has historically operated its assets, and its decision-makers (including its CEO) have viewed the results of these operations, as one integrated business dedicated to the transportation and delivery of refined petroleum products.

The Registrant provides the following services:

•                  transportation of refined petroleum products through pipelines owned and operated by the Registrant for customers, including major oil companies, large refined product marketing companies and major end users of petroleum products;

•                  terminalling and storage of these products, in facilities owned and operated by the Registrant, for the same types of customers as above;

•                  operation of third-party pipelines for major integrated oil and petrochemical companies (in which the Registrant has expertise resulting from the operation of its own pipelines); and

•                  performance of certain construction services for these third-party pipelines (in which the Registrant has expertise resulting from the construction of its own pipelines).

All of the officers of the Registrant report to the Chief Executive Officer, who has sole ultimate responsibility for allocating resources and assessing the performance of the Registrant, and is therefore the Registrant’s chief operating decision maker.  The CEO alone has profit and loss responsibility, and he is evaluated based on the performance of the Registrant’s overall business.  No manager is evaluated or compensated based on profit and loss performance of “pipelines” or “terminals.”  Additionally, support services such as accounting, engineering and information systems have been, and are, provided to support pipeline and terminal operations with no organizational segmentation.  Significantly, the same field operations personnel provide operations and maintenance and construction services to pipelines and terminals and are structured geographically rather than segmented between pipeline and terminal responsibilities.  The costs incurred are generally recorded by location, rather than the nature of the services provided.  Based on these facts, it was neither useful nor necessary during the Prior Periods, when analyzing the performance of the Registrant’s business or making decisions on the allocation of resources, to view the Registrant’s services separately.

Financial Information Provided to the Market and Analyzed by the CEO

The Registrant has historically provided the revenue breakdowns cited by the staff in its periodic filings on Forms 10-K and 10-Q because it believes that such revenue breakdowns allow its investors more readily to evaluate the volumetric changes in the Registrant’s pipeline operations to changes in its profitability and to provide, in accordance with Paragraph 37 of SFAS 131, disclosure regarding the Registrant’s revenues from external customers for each product and service or each group of similar products and services.  The Registrant’s determination to present this information was separate from the determination of whether the Registrant’s business was operated through segments, which is primarily based on how the Registrant’s chief operating decision maker analyzes financial information to make decisions about the business.

The Registrant’s historic practice, before and then continuing through the evolution discussed in the opening section of this response, has been to provide the CEO monthly with information presented on a consolidated basis (the “Consolidated Package”).  While certain information in this package has been broken down on a legal-entity basis, the thrust of the package is to summarize results on a consolidated basis.  For example, general and administrative expense allocations are not broken down to a legal-entity level, and the entity-level breakdowns are not compared to the Registrant’s budget or to prior periods in this package.  The Consolidated Package is also provided to the Board of Directors of the General Partner.

The CEO also receives (both now and during the Prior Periods), some time after the preparation of the Consolidated Package, a supplemental income statement package broken down by legal entity, with some aggregations of lower-tier legal entities at an intermediate holding company level (the “Entity Breakdowns”).(1)  Many of these separate legal entities provide identical or substantially identical services, but their assets have been placed in distinct legal entities based in some cases on geography, and in other cases on regulatory considerations (e.g., providing interstate versus intrastate pipeline transportation) or for historical reasons (e.g., the existing entity was acquired by the Registrant and left intact).  The Registrant notes that these Entity Breakdowns have not all been (nor are they currently) prepared on the same basis, particularly with respect to cost allocation, and are thus of lesser utility than the Consolidated Package.  For example, in certain cases costs are allocated to individual legal entities.  In other cases costs are only allocated to an aggregation of entities at a holding company level.  Because these costs are incurred by a unified field-operations workforce, however, allocations of the costs, whether to specific entities or to aggregations of entities, can be imprecise.

Because the Entity Breakdowns were not readily usable by the CEO in analyzing performance (in that some of the entities provided identical services, and in that services were provided across legal entities without regard to aggregation of those services), and because neither the Consolidated Package nor the Entity Breakdowns were used for the purposes of allocating resources based on measurements of the performance of any separate components of the Registrant’s business, the Registrant’s determination that its business comprised one operating segment during the Prior Periods was proper.

The Progression toward Segment Reporting

The purchase of additional pipelines and 24 terminals from Shell in late 2004 expanded significantly the scope of the Registrant’s business and its mix of assets.  This was the largest acquisition in the Registrant’s history and increased the Registrant’s assets by almost one-third.  Importantly, it greatly increased the portion of the Registrant’s overall revenues and operating income represented by terminal activities, including revenues and income with respect to terminals that are not connected to the Registrant’s pipeline system.

(1)  The entities for which separate financial information is included in the Entity Breakdowns are: Buckeye Pipe Line Company, L.P.; Buckeye Pipe Line Holdings, L.P.; Everglades Pipe Line Company, L.P.; Laurel Pipe Line Company, L.P.; Buckeye Pipe Line Transportation LLC; Wood River Pipe Lines LLC; Norco Pipe Line Company, LLC; Buckeye Terminals, LLC; Buckeye Gulf Coast Holdings I, LLC; Buckeye Gulf Coast Holdings II, LLC; Buckeye Gulf Coast Pipelines, L.P.; Buckeye Products Pipe Line, L.P.; Gulf Coast/Products Holding, L.P.; Wespac Pipelines-Reno, LLC; Wespac Pipelines-San Jose, LLC; Wespac Pipelines-Austin, LLC; Wespac Pipelines-Tucson, LLC; Wespac Pipelines-Memphis, LLC; and Wespac Pipelines-San Diego, LLC.

Because of the resulting increase in the Registrant’s terminalling revenues, the Registrant began in the March through June 2005 timeframe, as the assets acquired from Shell were being integrated into the Registrant’s business, to provide to the CEO on a quarterly basis financial information consisting of a statement of income, balance sheet and cash flows prepared on a consolidated basis with supplemental analysis, but also with information broken down by the following categories:  petroleum products pipeline activities (Pipelines), terminal throughput activities (Terminals), contract operations and construction activities (Gulf Coast Operations) and joint-venture pipeline activities (WesPac Pipelines).  The provided information (which had been provided to the CEO sporadically in 2004 and in January 2005 in connection with the preparation of budgets) consisted of revenues, expenses, operating income and net income.  As the Registrant integrated the newly acquired Shell assets and those acquired from ExxonMobil into both its field operations and accounting infrastructure during 2005, it continually refined and improved the quality and comparability of this information.  For instance, as part of this refinement process, important adjustments were made in revenues and cost allocations between pipelines and terminals through the fourth quarter of 2005.  By the end of the fourth quarter of 2005, the quality of the information had improved to such a degree, and such information’s usefulness to the CEO in making decisions about the allocation of resources and evaluating the performance of these operating segments on a comparable basis had increased to such a point, that criterion b. of Paragraph 10 of SFAS 131 became satisfied, and segment reporting in the Registrant’s Annual Report on Form 10-K for 2005 became appropriate.

Conclusion

The Registrant continues to believe that its operations should not have been divided into segments for purposes of reporting through the Prior Periods.  The Registrant has concluded that the significant recent evolution in its business has made it appropriate for the Registrant to report its financial results based on reportable segments. Accordingly, the Registrant is currently preparing its Form 10-K for fiscal 2005 to reflect reportable operating segments, and intends to report its results on a similar basis in future periods.

Consolidated Statements of Income, page 42

2.                                       You have classified your General Partner incentive compensation as other non-operating expenses.  Tell us why you consider this classification is proper given the guidance of Regulation S-X §210.5-03(b), captions 2, 3, 4 and 6, which define the items to be reported as operating costs and expenses.

The Registrant has classified General Partner incentive compensation as other non-operating expenses because the Registrant believes that the nature of the expense is more accurately characterized as a minority interest expense or as a cost in respect of an equity distribution rather than as an operating expense.  The Registrant also believes that inclusion of General Partner incentive compensation within operating expenses would make the financial statements of the Registrant less comparable to its peers for the reasons set forth below.

The General Partner of the Registrant is entitled to incentive compensation only when a distribution is paid to the Registrant’s limited partnership unitholders.  Because the payment is a function of cash distributions paid to the Registrant’s limited partners and has no direct relationship to revenues or profitability, the Registrant does not believe the expense is (i) a cost applicable to sales and revenues, (ii) an operating expense, (iii) a selling, general and administrative expense or (iv) a general expense, each as described in captions 2, 3, 4 and 6, respectively of Rule 5-03 of Regulation S-X.

The Registrant was formed in late 1986 and was among the first publicly-traded master limited partnerships.  Like other master limited partnerships, the General Partner of the Registrant is entitled to incentive payments when distributions to limited partners exceed certain thresholds.  However, unlike almost all other publicly-traded master limited partnerships, the Registrant’s arrangement is structured as an incentive compensation agreement (an expense), as opposed to an incentive distribution right (an equity distribution).  Almost all other publicly traded master limited partnerships have agreements where their general partner’s incentive payments are structured as incentive distribution rights.  At the time of the Registrant’s formation in 1986, there were various tax considerations associated with a general partner’s incentive compensation payments which made structuring the agreement as an expense more appropriate from a tax point of view.  Subsequent to the inception of the Partnership, the tax laws were clarified or changed so that structuring a general partner’s incentive compensation payments as equity incentive distributions became more appropriate.

Accordingly, the Registrant believes that inclusion of incentive compensation within operating income would distort the Registrant’s financial results compared to its peers, by including an amount in the determination of operating income that is unrelated to the production of income and that the Registrant believes is treated by all of its known peer companies as an equity distribution.

Notes to Consolidated Financial Statements

Note 1.  Organization, page 45

3.                                       You have disclosed that the Sabina Pipeline was completed in March 2003, the revenues under the transportation throughput services agreement commenced in January 2003, and the pipeline did not commence shipping product until February 2004.  Tell us:

•                                          the nature and amount of any revenue recognized prior to the commencement of product shipments in February 2004, and

•                                          why the recognition of such revenues are proper, given your stated policy that revenue from transportation of product is recognized as products are delivered.

The Registrant completed construction of the Sabina Pipeline in March 2003.  Operation of the Sabina Pipeline is subject to a throughput and deficiency agreement (the “T&D Agreement”) between certain of the Registrant’s subsidiaries and Sabina Petrochemicals, LLC, which agreement became effective as of January 1, 2003.  The Registrant examined the provisions of EITF Issue 01-08 “Determining Whether an Arrangement Contains a Lease,” and determined that the T&D Agreement represented a lease, which was to be treated as an operating lease under the provisions of SFAS Nos. 13 and 98.  The Registrant has recognized the minimum throughput payments as lease revenue since the January 2003 inception of the T&D Agreement.  Rental revenues recognized under the T&D Agreement were approximately $6.0 million in 2003 and 2004.  The Registrant records a minority interest expense of approximately 36% of the net income of the Sabina Pipeline.

Note 3.  Acquisitions, page 53

4.                                       You have disclosed you will receive a minimum revenue commitment of $35.7 million per year for an initial three year term.  Tell us what your policy is with regards to revenue recognition under this agreement in a quarterly or annual reporting period in which the minimum revenue commitment has not been met by the third party.  We may have further comment.

The Registrant has a minimum annual revenue guarantee of $35.7 million from affiliates of Shell Oil Products, US with respect to the assets acquired from Shell on October 1, 2004.  To date, actual revenues from product shipments have been significantly in excess of the contractual minimum, and have been recognized as earned under the Registrant’s normal practices for transportation and throughput of refined petroleum products.  Accordingly, the Registrant has recognized no revenue under this minimum revenue guarantee.  If the guarantee were to be triggered with respect to any annual period (which the Registrant believes is unlikely), the Registrant would record revenue at the end of that period when the Registrant became contractually entitled to collect the difference between the contractual minimum and the actual transportation and terminalling revenue.

Note 5.  Contingencies, page 54

5.                                      Your disclosure states that it is possible a claim or proceeding, if adversely determined, could have a material effect, but that you do not believe the outcome will have a material effect.  Please revise this disclosure to meet the requirements of SFAS 5, paragraphs 9-10, for contingencies you estimate to be probable or reasonably possible, as defined in paragraph 3.

The discussion of contingencies in Note 5 is separated into two paragraphs.  The first paragraph describes claims and proceedings (including environmental claims and proceedings) and the second paragraph describes environmental contingencies other than claims and proceedings (such as for ongoing and planned remediation projects).

Claims and Proceedings

As of December 31, 2004, the Registrant had accrued certain amounts for claims and proceedings, all of which related to ordinary course environmental claims.  The individual nature and amounts of these accruals were not disclosed because the individual estimated amounts and any reasonably possible amounts in excess of the estimated amounts were not material to the Registrant’s overall operating results and financial position. Because SFAS 5 specifically states that the “provisions of this Statement need not be applied to immaterial items,” the Registrant does not believe its disclosure needs to be revised to detail the claims.

In order to make clearer the language cited in the staff’s comment, the Registrant proposes that in future filings the first paragraph be preceded by a heading that will read “Claims and Proceedings.”  Also, the Registrant proposes to revise the first paragraph in future filings (assuming the Registrant does not become subject to any claims or proceedings for which SFAS 5 would require specific separate disclosure) to state:  “The Partnership and the Operating Subsidiaries in the ordinary course of business are involved in various claims and legal proceedings, some of which are covered by insurance.  The General Partner is generally unable to predict the timing or outcome of these claims and proceedings. Based upon its evaluation of existing claims and proceedings and the probability of losses relating to such contingencies, the Partnership has accrued certain amounts relating to such claims and proceedings, none of which are considered material.”

Environmental Contingencies

With respect to environmental contingencies that do not constitute claims or proceedings, such as ongoing and planned remediation projects, the Registrant believes it has provided disclosure meeting the requirements of SFAS 5 paragraphs 9 and 10 in the second paragraph of footnote 5 and in footnotes 2 (Summary of significant accounting policies), 10 (Accrued and other current liabilities) and 12 (Other noncurrent liabilities) to its Consolidated Financial Statements.  The liabilities recorded relating to environmental matters, as disclosed in footnotes 10 and 12, totaled $16.8 million at December 31, 2004.

In future filings, the Registrant will also cross reference the disclosures in footnotes 2, 10 and 12 from within the discussion of environmental contingencies in footnote 5, and will include a risk factor elsewhere in its report highlighting the issue of potential material environmental liabilities arising in the ordinary course of its business, which theoretically could result in joint and several liability.

Exhibits and Financial Statement Schedules, page 84

6.                                      We note on page 58, in footnote 11, that you have issued publicly traded notes.  Modify your filing to include Exhibit 12, Statement re computation of ratios, as defined in Regulation S-K §229-503(d) and as required by Regulation S-K §601(a) and (b)(12).

The Registrant notes the staff’s comment, and acknowledges that it has issued publicly traded notes. However, the Registrant respectfully submits to the staff that Exhibit 12, Statement re: computation of ratios, was not required to be filed as an exhibit to the Registrant’s 2004 Form 10-K.  Item 503(d) of Regulation S-K is not referenced in Form 10-K, and the information called for in Item 503(d) does not appear to be required disclosure in a Form 10-K.  Indeed, the Registrant did not disclose its ratio of earnings to fixed charges in the 2004 Form 10-K, though it did include this information in a prospectus supplement dated June 27, 2005 relating to a registered offering of debt securities, and in connection with that offering filed an Exhibit 12 Statement as an exhibit to a Current Report on Form 8-K filed on June 30, 2005.

Item 601(b)(12) of Regulation S-K requires “a statement setting forth in reasonable detail the computation of any ratio of earnings to fixed charges . . . which appear in the registration statement or report” (emphasis added). Since no disclosure of such ratios appeared in the 2004 Form 10-K, no Exhibit 12 Statement was required.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 3.  Asset Acquisitions, page 6

7.                                      You have stated that you determined the transaction represented the acquisition of various assets, and not the acquisition of a business.  Tell us the facts and circumstances you considered in reaching this determination.

FASB Statement No. 141 addresses financial accounting and reporting for business combinations.  A business combination occurs when an entity acquires net assets that constitute a business. EITF 98-3 contains guidance on determining whether purchased assets constitute a business for the purposes of Statement No. 141.  Under EITF 98-3, a “business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.”  Furthermore, “a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.”  The Registrant submits that, under the test set forth in EITF 98-3, the assets acquired from ExxonMobil do not constitute a business.  The Registrant’s determination was based on its consideration of the following facts and circumstances:

•                  The acquired assets do not include all of the assets used by ExxonMobil in its operations, and are not otherwise a self-sustaining, integrated set of assets.  While the assets can be considered “inputs” under the EITF 98-3 test, they are not the only “inputs” that would be required for a business. Employees are also an important input.  The Registrant had no obligation to hire ExxonMobil’s employees, and did not hire any managerial employees.  Although the Registrant did hire some field operations employees, these employees would not be enough to operate the assets to sustain a revenue stream.

•                  Important processes are also missing from the acquired assets.  For example, the Registrant did not purchase ExxonMobil’s regional and corporate offices or pipeline control services from its supervisory control and data acquisition, or SCADA, control center.  Furthermore, the Registrant assumed the responsibility for field operations immediately upon closing.  The Registrant did not acquire any of ExxonMobil’s retail distribution assets or sales force and did not acquire any of the systems, protocols, standards or conventions that defined ExxonMobil’s processes for operating the assets, such as operational processes, resource management processes, operational analysis or billing and collection processes.

•                  Finally, the Registrant did not gain “the ability to obtain access to the customers that purchase the outputs of the transferred set.”  The customers that purchased the outputs of the assets prior to the acquisition were ExxonMobil’s customers that purchased gasoline and other refined products.  The Registrant did not gain access to any of these customers through the acquisition.  While it is true that the Registrant gained ExxonMobil itself as a customer through the execution of several throughput agreements, ExxonMobil’s business alone would not be sufficient to sustain a stand-alone business.  Indeed, since the closing, the Registrant has sought out new customers for the assets.

The Registrant also maintains that Rule 3-05 of Regulation S-X did not apply to the transaction because the assets were not a “business” as defined by Rule 11-01(d) and, even if they were deemed to constitute a business, financial statements for the assets would not have been required because none of the conditions specified in Rule 1-02(w) of Regulation S-X exceeded the 20 percent threshold set forth in Rule 3-05(b)(2)(i) of Regulation S-X.  The relevant considerations for this analysis are substantially identical to those that arose in connection with the purchase by the Registrant in October 2004 of certain pipelines and terminals in the Midwest from affiliates of Shell Oil Products, US. Prior to closing that transaction, the Registrant requested and received a no-action letter dated July 6, 2004 from the staff of the Commission stating that the staff would not object to the Registrant’s treatment of the acquisition as an asset acquisition rather than a business acquisition.  The Registrant will provide a copy of that no-action letter to you upon your request.

Please do not hesitate to contact the undersigned at 215-963-5536 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Howard L. Meyers

Howard L. Meyers

c:	Mr. Robert B. Wallace
Stephen C. Muther, Esquire